July 9, 2025

Jian Hua
Chief Executive Officer
Papa Medical Inc.
202 North California Ave
City of Industry, CA 91744

       Re: Papa Medical Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 27, 2025
           File No. 333-283405
Dear Jian Hua:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 27, 2025
General

1. We note your disclosure on page i stating that this prospectus "contains certain estimates and information concerning [y]our industry, including market position, market size, and growth rates of the markets in which we participate" and that you
       "have not independently verified the accuracy or completeness of the data contained in these industry publications and reports." This statement appears to imply a disclaimer of responsibility for this information in the prospectus. Please either revise this statement to remove such implication or specifically state that you are liable for all information in the prospectus.
 July 9, 2025
Page 2
2. We note from the revisions throughout this amended registration statement that your business has changed from being a "cannabis dosing solution provider" to "Hemp dosing solution provider." Please expand your disclosure to provide background and reasoning as to this change. If material, also expand your disclosure in the management's discussion section and other appropriate sections in this registration statement discussing the reason for this shift as well as consequences, including but not limited to, relaxed/heightened scrutiny from regulatory bodies, changes to business growth forecasts and/or revenue, expenses incurred as a result of this shift etc.
Cover Page

3. Please revise your cover page to identify the name(s) of the lead or managing underwriter(s). See Item 501(b)(8) of Regulation S-K.

       Please contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing